Exhibit (h) 8.3

FORM OF AMENDED EXHIBIT B

INVESTMENT GUIDELINES FOR COLLATERAL RECEIVED FROM SECURITIES LENDING FOR RUSSELL INVESTMENT COMPANY

Segregation: State Street Bank and Trust Company (“SS”), as custodian and securities lending agent for the Russell Investment Company (“RIC”) funds pursuant to Section 17(f) of the Investment Company Act of 1940, shall maintain collateral received with respect to the lending of securities belonging to a RIC fund separate from collateral and assets of other funds and clients. The limits set forth herein shall be applied with respect to the investments of the collateral of each fund, on a fund by fund basis, and not in the aggregate.

Objective: The objective of the investment of the collateral is to seek a high level of current income consistent with liquidity, preservation of capital and compliance with the requirements of the prospectuses of the RIC fund.

Maturity: All investments of collateral will have an overnight maturity, defined as the next business day from the date of purchase. Such limitations will apply to the term of a repurchase agreement, but not to the instruments that are the subject of such repurchase agreements.

Eligible Investments:

•	Direct obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

•	High quality, short term debt instruments eligible for purchase by the RIC Money Market Fund.

•

Repurchase transactions with counterparts listed on Schedule A attached hereto, as such Schedule A may be amended from time to time, and approved by RIC, satisfying all of the following criteria: a) at the time of entering into the transaction, the counterpart thereto, its parent (defined herein as any entity owning 50% or more of the outstanding voting securities, or all of the outstanding equity, of such counterpart) or guarantor, if any, shall have a short-term unsecured credit rating (or, if not rated, deemed by SS to be of comparable credit quality) of at least A-2 by Standard & Poor’s Ratings Services, a division of McGraw Hill Companies, Inc. or P-2 by Moody’s Investors Service, Inc; b) collateralized by securities of the types listed on Schedule B attached hereto, as such Schedule B may be amended from time to time and approved by RIC; c) with such instruments custodied at the bank or other custodial banks or depositories; and d) marked to market daily in accordance with the applicable margin percentage listed on Schedule B attached hereto, as such Schedule B may be amended from time to time.

•

Shares of RIC domestic money market mutual funds to the extent permitted and under the conditions set forth in that certain Exemptive Order dated March 12, 2002, Release IC-25458, included as Schedule C hereto. RIC agrees to notify SS of any changes to such Exemptive Order.

•

Units of State Street Bank and Trust Company’s Securities Lending Quality Trust, a New Hampshire investment trust established under the Amended and Restated Declaration of Trust dated December 29, 1993, and first amended April 23, 1999.

•	Shares of State Street Navigator Securities Lending Prime Portfolio, a Massachusetts business trust established under the Master Trust Agreement dated June 15, 1995.

Country Exposure:

The Portfolio will invest solely in obligations denominated in U.S. dollars.

Issuer/Counterpart Limits:

No limit on repurchase transactions involving securities or other instruments issued or guarantees by the U.S. Government, its agencies or instrumentalities.

Aggregate exposure to repurchase agreements involving regular federal mortgage backed strips and mortgage backed RMIC/CMO securities collateral shall not exceed the greater of $25 million or 25% of the net asset value of each fund.

Aggregate exposure to any single counterpart in connection with repurchase agreements shall not exceed 25% of the net asset value of each fund.

Accounting Methodology:

Assets in the Portfolio will be valued on an amortized cost basis.

Termination:

In accordance with the Securities Lending Agency Agreement (the “Agreement”) between SS and RIC, RIC may notify SS to terminate a loan with respect to one or more funds at any time. Pursuant to the Agreement, if, upon the termination of any loan, the value of the cash collateral is less than the amount to be returned to the counterpart, the fund that had received the collateral is obligated to provide SS with the amount of such deficiency. Factors which may cause the cash collateral to be deficient include, but are not limited to, a deterioration in the value of assets purchased due to market conditions and the non-negotiability of assets held in the cash collateral account. In the event that the termination of a loan may because a cash collateral deficiency, SS agrees to assist the fund in developing a loan termination schedule that is designed to help avoid or minimize any potential loss.

Guidelines Procedures:

The guidelines listed above are intended to be a set of operating guidelines. SS will use all reasonable efforts to ensure that any investment made for each RIC fund complies with these guidelines at the time of purchase. If any investment fails to comply with any of the above guidelines due to market conditions subsequent to the date of any purchase, SS shall take such action as it, in its sole discretion, deems advisable. If a RIC fund directs any transaction with respect to investment of collateral, SS shall have no responsibility for such transaction, for the failure of the investment to satisfy the above guidelines or for performing any credit analysis on the counterpart, issuer or guarantor.

Effective as of                     , 20

Approved by:

STATE STREET BANK AND TRUST COMPANY

By:
Name:
Title:

Approved by:

RUSSELL INVESTMENT COMPANY

By:
Name:
Title: